

September 17, 2021

Kathryn Mikells
Chief Financial Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

> **Re: Exxon Mobil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-02256**

Dear Ms. Mikells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. Quantify any material weather-related damages to your property or operations.

2. If material, disclose any specific indirect weather-related impacts that have affected or may affect your major customers or suppliers.

3. If material, disclose any weather-related impacts on the cost or availability of insurance.

4. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Brad Skinner, Office Chief at (202) 551-3489, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation